Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, CO 80224

By EDGAR and facsimile

April 27, 2007

John Cannarella
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

RE: Aspen Exploration Corporation
Form 10-KSB for the Fiscal Year Ended June 30, 2006
Filed October 12, 2006; File No. 000-09494

Dear Mr. Cannarella:

     Aspen Exploration Corporation (“Aspen”) filed its annual report on Form 10-KSB for its fiscal year ended June 30, 2006, with the Commission on October 12, 2006. You have reviewed and commented on that Form 10-KSB in a letter sent to Aspen Exploration on March 21, 2007. We very much appreciate the time you and the other members of the Commission’s staff have taken in reviewing the Form 10-KSB.

     The following narrative further addresses your comments (which we have repeated in italic type). We have included as Exhibit A the A/R aging summary as of December 31, 2006 as discussed in our response to Comment 15.

Form 10-KSB for the Year Ended June 30, 2006

Gas Delivery Commitments, page 9

1.

We note that you entered into a gas sales contract to sell gas at a fixed price and that you are required to pay monetary penalties in the event of non-delivery. Please tell us how you account for these types of contracts. In addition, please tell us the nature of these penalties and indicate whether the penalty is variable and/or fixed.

     The contract you mention is the “Contract for Sale and Purchase of Natural Gas by and between Enserco Energy Inc. and Aspen Exploration Corporation.” The original, master contract is dated November 1, 2005. Aspen and Enserco have continuously renewed this contract since then. This letter refers to that contract as the “Enserco Contract”. Aspen’s sales of natural gas under the Enserco Contract qualify for the “Normal Purchases and Normal Sales” exception in paragraph 10(b) of FAS 133. The Enserco Contract is a normal industry sales contract that provides for the sale of gas over a reasonable period of time in the normal course of business. It is true that the Enserco Contract contains net settlement provisions should Aspen fail to deliver natural gas when required under the Enserco Contract. Those provisions (found in Section 3.2) are mutual (as between Aspen and Enserco) and establish the sole and exclusive remedy of the parties in the event of a breach of a firm obligation to deliver or receive natural gas is summarized as follows:1

___________________
1 If requested, Aspen will provide a copy of the Enserco Contract to review.

Securities and Exchange Commission
April 27, 2007

(i)

in the event of a breach by Aspen on any day, Aspen would be required to pay Enserco an amount equal to the positive difference, if any, between the purchase price and transportation costs paid by Enserco purchasing replacement natural gas and the amount of Aspen’s default; or

(ii)	in the event of a breach by Enserco on any day, Enserco must pay to Aspen any losses incurred by Aspen after attempting the resale of the natural gas; or

(iii)

in the event that Enserco has used commercially reasonable efforts to replace the natural gas not delivered by Aspen, or Aspen has used commercially reasonable efforts to sell the undelivered natural gas to a third party and no such replacement or sale is available, the sole and exclusive remedy of the performing party shall be any unfavorable difference between the contract price and the spot price, adjusted for transportation.

     The nature of the penalties are based on the current market prices and therefore are variable. Aspen has had, and expects to continue to have, sufficient gas available for delivery to fulfill current contractual delivery quantity obligations from anticipated production from our California fields.

     Aspen believes that it was probable at the inception of the Enserco Contract and continues to be so throughout the term of the Enserco Contract and its extensions that there will be no breach of the Enserco Contract requiring a net settlement. Since Aspen typically only commits 20% — 40% of its production to a fixed contract, Aspen has sufficient excess gas volumes to fulfill the contract terms. Where that gas is not necessary to fulfill contractual commitments, Aspen sells the gas on the spot market.

     In connection with your comment, it is worth noting that in the 2½ years since the original, November 2005, contract with Enserco, Aspen has never failed to make the required delivery and has never been required to meet the net settlement provisions. Aspen believes that its annual report on Form 10-KSB for the year ended June 30, 2006, adequately discloses the Enserco Contract.

Securities and Exchange Commission
April 27, 2007

Outlook and Trends, page 18

2.

We note your disclosure on page 19 that you “managed to replace 121% of our proved reserves,” Due to the variable components of this reserve replacement measure, please expand your discussion to address each of the following, without limitation.

o

Describe how the measure is calculated. We would expect the information used to calculate this measure to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

     This measure was calculated by comparing the ending estimated reserves at June 30, 2006 to the ending estimated reserves at June 30, 2005. 2,750,716 Mcf is approximately 121% of 2,278,000 — a 21% increase in reserves over the one-year period. In future years, we will disclose it in this manner rather than using the 121% disclosure.

o	Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate this measure using:

o	Non-proved reserve quantities, or,
o	Proved reserve additions that include both proved reserves additions attributable to consolidated entities and investments accounted for using the equity method.

     Aspen did not include any undeveloped properties in reserve estimates as of June 30, 2006, since the Company determined the values of the undeveloped properties to be immaterial at the time of acquisition. This is disclosed in Note 6 on page 58-60 of the 10-KSB. All reserves included in this report as of June 30, 2006 are considered proved developed. Costs associated with undeveloped properties are included in the full cost pool.

o	Identify the reasons why proved reserves were added.

o

  The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserves. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements’ control impact the amount of reserve additions from that source from period to period.

     See Note 6, page 59. Estimated reserves additions resulted primarily from 19 new wells in which the Company holds interests that were drilled and successfully completed during FY 2006. These wells added a total of 1,488,804 Mcf of gas reserves, of which 287,210 Mcf were produced prior to June 30, 2006.

Securities and Exchange Commission
April 27, 2007

     The Company believes that its existing disclosure adequately explains to readers that the historical sources of reserve additions are uncertain, and that external factors outside of managements’ control impact the amount of reserve additions disclosed. See the disclosure on page 24, that states:

“Our future success in the oil and gas industry will depend on the cost of finding oil or gas reserves to replace our production, the volume of our production and the prices we receive for sale of our production. These factors are subject to all of the risks associated with operations in the oil and gas industry, many of which are beyond our control.”

     Other material factors that may impact the amount of reserve additions from period to period are set forth in the section entitled “Factors That May Affect Future Operating Results” (on pages 24-25).

o

Explain the nature of and extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional developmental capital and the installation of additional >infrastructure.

     Please refer to the sections entitled Reserve Estimates, Quantitative and Qualitative Disclosure About Risk, and Factors that may affect future operating results beginning on pages 17, 19 and 24, respectively, in the MD&A section for a complete discussion of risks and uncertainties which we believe provides complete disclosure on the points that you have listed.

o

Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when those reserve additions could ultimately be converted to cash inflows.

     We are not sure that we fully understand this comment. Although Aspen’s reserve report does include estimated lives for each well, Aspen believes that such specific disclosure would not be appropriate for the public market and is inconsistent with disclosure made by other oil and gas exploration and production companies similarly situated. As your comment indicates, Aspen believes that the important information to investors is “when those reserve additions could ultimately be converted to cash inflows.” The discounted time-value of production associated with each of the producing wells is included in the disclosure of the standardized measure of discounted future net cash flow set forth on pages 60-61 and thus provides the necessary information to investors.

     Supplementally, and based on our most recent reserve report, estimated lives of individual wells drilled in FY 2006 range from 1-16 years. This information will, of course, be updated and included in our next Form 10-KSB for the year ending June 30, 2007.

o	Disclose how management uses this measure.

Securities and Exchange Commission
April 27, 2007

     Management uses the measurement related to reserve replacement similarly to the manner in which we believe an investor would use that information. It is important to any company engaged in oil or gas production operations to replace the amount produced in subsequent years so that the Company can sustain current production rates. Where Aspen, or any similar company, does not fully replace reserves, it is a sign that the company may not be able to continue production at the current rates. Where reserves are replaced in an amount greater than production, it is a sign that the company is continuing its exploration and development activity successfully. A one-year decline or increase may not be important to investors, but seeing a decline or increase over a several year period is a trend worthy of noting, both internally by management and externally by investors.

o	Disclose the limitations of this measure.

     On page 25, we believe that we addressed this question when the Form 10-KSB stated that:

“Actual quantities of recoverable oil and gas reserves and future cash flows from those reserves, future production, oil and gas prices, revenues, taxes, development expenditures and operating expenses most likely will vary from estimates. Estimating accumulations of oil and gas is complex. The process relies on interpretations of available geologic, geophysical, engineering and production data. The extent, quality and reliability of this data can vary. The process also requires certain economic assumptions, such as oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds, some of which are mandated by the SEC. The accuracy of a reserve estimate is a function of quality and quantity of available data, interpretation of that data, and accuracy of various mandated economic assumptions.”

     We believe this adequately discloses limitations of metrics discuss by management related to replacement of reserves.

Item 8A.    Controls and Procedures, page 29

3.

We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures “within 90 days prior to the filing date of this report.” However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” Please revise accordingly.

We do not fully understand your question since the disclosure you quoted does not refer to the effective date as to management’s conclusions, but rather to the evaluation period. The actual sentence to which you refer is as follows:

Securities and Exchange Commission
April 27, 2007

“As required by Rule 13a-15 under the Securities Exchange Act of 1934, within the 90 days prior to the filing date of this report, we carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures.”

     The conclusion reached by Aspen’s president was reached after the period covered by the report based on information received during the last quarter and after the end of the fiscal year, but was as of the end of the period covered by the report. In future reports, this will be clarified.

4.

We note that your disclosure that your president concluded that disclosure controls and procedures were not effective. We further note that in your annual filing as well as your subsequent interim filings, you have disclosed that there were no changes in your internal controls over financial reporting. Please clarify how you were able to conclude that your disclosure controls and procedures were effective as of September 30, 2006, as disclosed on your Form 10-QSB for that period ended, absent any changes to your internal controls over financial reporting.

     There were significant internal changes at Aspen from the June 30, 2006 “not effective” conclusion and the September 30, 2006 conclusion that controls were effective. These are described in Item 8A on page 29 of the 10-KSB for the period ending June 30, 2006, where the Company included the following statement:

“In reaching his conclusion, our president also considered various mitigating factors, noting that formerly Aspen had one consultant serving us on a part-time basis, and during fiscal 2006 we had increased our accounting staff to three consultants, including two certified public accountants.”

     These actions had already been taken during Aspen’s fiscal 2006. Thus the changes had already been made as of June 30, 2006, but had not been tested as to effectiveness because of the lateness in the fiscal year when the changes were made. The Company believes that the statements that “There were no changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation” were accurate because no changes were made during the first quarter; but during that quarter there was sufficient time for the additional staff to work together and to allow the president to reach a different conclusion. Aspen further believes that the statement that disclosure controls and procedures were effective as of September 30, 2006, was also accurate based on the performance of Aspen’s disclosure team in preparing the Form 10-KSB and through the first quarter Form 10-QSB preparation process.

Consolidated Statements of Income, page 46

5.

We note your disclosure on pages 17,22 and 23 that you earn management fees as the operator of properties in which you invest. We also note that you have recognized management fee revenue. Please expand your accounting policy to disclose how you account for other services. Without limitation, other services include drilling, well services and equipment supply services in connection with properties in which you or an affiliate hold an ownership or other economic interest. Refer to Rule 4-10(c)(6)(iv) of Regulation S-X and Section II.F.7(b) of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations end Guidance, March 31,2001, which can be located at our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Securities and Exchange Commission
April 27, 2007

     First, please note the disclosure on the bottom of page 2 of our Form 10-KSB which states:

“In addition, we also act as operator for most of our producing wells and receive management fees for these services.”

     The Company recognizes management fees for administrative charges that represent reimbursements of general and administrative expenses attributable to the joint operation of a well in which Aspen is the operator. Management fees are therefore not service-related fees and do not reflect costs of drilling, well service, or equipment supply services. Since this is not a service contract of the type discussed in Rule 4-10(c)(6)(iv) of Regulation S-X, that rule is not applicable.

6.	Please tell us why you have reflected interest income as a component of revenue.

     Interest income is reflected as a component of revenue to remain consistent with presentation of prior periods. Our disclosure on page 58 separately identifies results of operations related to oil and gas producing activities. Furthermore, interest and other income is immaterial when compared to total revenues, approximately $68,000 as compared to more than $5,979,000 (approximately 1%). We will revise our presentation on the forthcoming 10-KSB for the period ending June 30, 2007. Interest income will be removed from revenues and presented separately as a component of other income.

Consolidated Statements of Cashflows, page 48

7.

We note that you have classified advances from joint ventures as a source of cash within operating activities for all periods presented. Please tell us the nature of these advances and specify the terms of the arrangement that provides for such advances. If you are obligated to repay such amounts, please tell us the related terms of those obligations. In addition, please tell us how you determined that classification within operating activities is appropriate and indicate if you contemplated alternate classification.

     Aspen’s common form of joint arrangement is a joint operating agreement as discussed on pages 27-28 of the Form 10-KSB. Under joint operating agreements, each party is a co-owner of property, and each party is responsible for its proportionate share of expenses. As is common in the oil and gas industry, where Aspen is the operator, Aspen eliminates the risk of non-payment by requiring co-owners (also known as joint interest owners) to pay costs of planned activities in advance. These planned activities are described in an “authorization for expenditure” (an “AFE”) sent to each joint interest owner to accept or reject. Those who accept must pay their proportionate share and, if they choose, a share of any rejecting (or “non-consenting”) owner. The terms of the advances are specified in the joint operating agreement, and usually are expended within a one-month period. This joint interest billing and advance arrangement is standard in the industry and is management as a part of Aspen’s normal operations.

Securities and Exchange Commission
April 27, 2007

     It is clear, therefore, that these advances are for Aspen’s protection and the protection of its shareholders, and are not investing or financing activities under SFAS No. 95. Because of the very short time period during which Aspen holds the funds, they are not realistically available to Aspen for any other purpose. In addition, these funds are not:

receipts from collections or sales of loans that were purchased by the Company,

receipts from sales of equity interests, or

receipts from sales of PP&E and other productive assets.

Furthermore, these funds do not result from

obtaining resources from owners and providing them with promises for a return on or a return of their investment;

borrowing money and repaying amounts borrowed, or

obtaining and paying for other resources obtained from creditors on long-term credit.

     Per SFAS No. 95, operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20. Advances result in an offset to expenses paid by the Company for other joint owner’s proportionate share of those expenses, and serve as a deposit to ensure those expenses are paid. As such, the Company believes that advances are appropriately classified in its statement of cash flows.

Note 1, Summary of Significant Accounting Policies, page 48

Oil and Gas Properties, page 50

8.	Please disclose the following in regard to capitalized internal costs, if applicable:

o	The total amount and any internal costs capitalized.

o	The basis for capitalizing internal costs.

o	The amount of internal costs capitalized for each period in which an income statement is presented.

Securities and Exchange Commission
April 27, 2007

o	Specify, if true, that the internal costs capitalized can be directly identified with acquisition, exploration, or development activities.

o	State, if true, that internal costs capitalized do not include any costs related to production, general corporate overhead or similar activities.

      Refer to Rule 4-10(c)(2) of Regulation S-X

     All costs associated with property acquisition, exploration, and development activities are capitalized in accordance with Rule 4-10(c)(2) of Regulation S-X. The Company does not have any material internal costs that are capitalized since we predominately use contracted services for the performance of those activities. All internal costs are related to general corporate overhead, or similar activities, and are not directly identified with acquisition, exploration, and development activities. Thus we believe that the issues raised in this question are not applicable to Aspen. Nevertheless, Aspen will revisit the disclosure in its forthcoming Form 10-KSB for the year ending June 30, 2007.

9.	Please clarify what you mean by the term, independent engineer. We note your related disclosure on page 59.

     The term “independent petroleum engineer” is actually used several times in this Form 10-KSB (see pages 10, 59) and the term “independent engineer” is used once (page 50). As disclosed on page 10, Cecil Petroleum, Inc. is the independent engineer/independent petroleum engineer used to determine reserves at June 30, 2006. The terms “independent engineer” and “independent petroleum engineer” are used synonymously and mean Cecil Engineering, Inc. Aspen will use the term “independent petroleum engineer” consistently in the next Form 10-KSB filed for the period ending June 30, 2007.

     If the question being asked is about the definition of the term “independent,” Cecil Engineering, in its report to Aspen, states as follows:

“The work represented by this report resulted form the individual effort of the evaluator. Work was performed with neither prejudice nor influence from any party. Neither Cecil Engineering, Inc. nor any employee, including the evaluator, holds equity interest in either the subject properties or Aspen Exploration Corporation.”

10.

Please clarify whether or not you have any unproved properties. If so, please expand your disclosure to explain how you assess unproved properties for impairment at least annually, as required by Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X. We note your disclosure of costs incurred on page 59 where it appears that a significant portion of those costs were exploration costs.

Securities and Exchange Commission
April 27, 2007

     While Aspen does have unproved properties as disclosed in the Form 10-KSB, capitalized costs associated with these properties are included in Aspen’s full cost pool. These capitalized costs associated with unproved properties are not material in amount, and the properties are not material either qualitatively or quantitatively. As described in “Property, Equipment and Depreciation” on page 18, capitalized costs for undeveloped properties include “Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals.” The explanation you requested is contained in the penultimate sentence (emphasis supplied):

“We follow the full-cost method of accounting for oil and gas properties. Under this method, all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells, including salaries, benefits and other internal salary related costs directly attributable to these activities. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and gas properties. If the net investment in oil and gas properties exceeds an amount equal to the sum of (1) the standardized measure of discounted future net cash flows from proved reserves, and (2) the lower of cost or fair market value of properties in process of development and unexplored acreage, the excess is charged to expense as additional depletion. Normal dispositions of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized.”

     When Aspen has unproved properties, it makes this assessment of the full cost pool on a quarterly basis. As of June 30, 2006, there are no properties carried on the Company’s balance sheet that are considered to be unproved, although costs associated with these properties are included in the full cost pool. As mentioned in ITEM 2. PROPERTIES on page 6, the Company drilled a total of 14 exploratory wells during FY 2006, 13 of which were producing at June 30, 2006.

11.

Please indicate whether or not you have any unevaluated properties. If so, please include the following information regarding your unevaluated puppetries, as required by Rule 4-10(c)(7)(ii) of Regulations S-X

o	Describe the current status of each significant property or project.
o	Identify the anticipated timing of the inclusion of the costs in your full cost amortization calculation.
o	Disclose, in a table, the following information by acquisition, exploration, development and capitalizedinterest costs:
o	the total costs excluded as of the most recent fiscal year.
o	the amount of the excluded costs incurred in each of the most recent three fiscal years and the total for any earlier fiscal years in which costs were incurred.

Securities and Exchange Commission
April 27, 2007

     The Company had no material capitalized costs related to unevaluated properties as of June 30, 2006. Aspen only has a minor amount of unevaluated acreage (as compared to unproved properties discussed in response to Question 10, above). Aspen generally evaluates is properties shortly after acquisition, and (as unproved properties) evaluates them quarterly as a part of the full cost pool. We will include this information in our forthcoming 10-KSB for the period ending June 30, 2007.

12.	Disclose the total amount of amortization expense per equivalent physical unit of production as required by Rule 4-10(c)(7)(i) of Regulation S-X.

     Total amortization expense of $2.20, and $2.22 per MCF was recorded for the years ended June 30, 2006, and 2005, respectively. We will include the amortization expense per unit of production for each year an income statement is presented in our forthcoming 10-KSB for the period ending June 30, 2007.

13.	Disclose how you account for your partnerships, joint ventures and drilling arrangements. Refer to Rule 4-10(c)(6)(iii).

     Please also see the discussion in response to Questions 5 and 7. The Company uses the proportionate consolidation method of accounting for a joint interest in a joint operating agreement. As described above, each of the participants in a joint operating agreement are co-owners of undivided fractional mineral or leasehold interests. Under proportionate consolidation, each owner picks up its proportionate share of each asset, liability, revenue, and expense item. We will include a more detailed discussion of this point in our forthcoming 10-KSB for the period ending June 30, 2007.

14.

Disclose how you amortize your capitalized oil and gas producing activity costs in greater detail. Refer to Rule 4-10(c)(3) of Regulation S-X. Refer also to SAB Topic 12D-4 which can be located on our website at http://www.sec.gov/interps/account/sabcodet12.htm#12d4

     We believe the disclosures related to amortization of capitalized oil and gas producing activity costs in Note 1 Oil and Gas Properties are complete in all material respects, and that the effects of the adoption of SFAS 143 are adequately disclosed in Note 10. We will continue to evaluate these effects on future ceiling tests, and will increase disclosure at such point that we determine they are necessary to ensure compliance with Rule 4-10(c)(3) of Regulation S-X, or to ensure the information provides accurate and materially complete disclosures to our readers. As previously stated, we will increase disclosure to include the total amortization expense per equivalent physical unit in our forthcoming 10-KSB for the period ending June 30, 2007.

Allowance for Bad Debts, page 51

15.

We note your disclosure indicating that you have not recorded an allowance for doubtful accounts. Please tell us the terms under which you grant credit to your customers. In addition, please provide us a summary of your accounts receivable aging schedule as of December 31, 2006.

Securities and Exchange Commission
April 27, 2007

     Aspen’s policy is not to grant long-term credit to customers, and to deal only with customers well-known in the oil and gas industry and with sufficient financial capability to meet its obligations. At June 30, 2006, Aspen sold substantially all of the gas produced to 2 major customers. At December 31, 2006, except for immaterial amounts, all of our production was sold to 3 customers. Each of these customers is well known in the industry and to management and management believes each customer to have sufficient financial capability. As you will see in the attached A/R schedule, Aspen’s only significant account receivable that has aged more than 30 days is to Calpine, a purchaser of gas that filed bankruptcy in December 2005, as to which Aspen subsequently collected more than 80%. Calpine is still a purchaser from Aspen and, as reflected in the attached A/R aging summary as of December 31, 2006, its account is current. Aspen did not make an allowance for the collectibility of the receivable from Calpine at June 30, 2006 because (based on representations from Calpine and other information it received from industry sources), Aspen believed that it was fully collectible. Because of the discounted recovery made, Aspen booked an allowance of $170,000 as set forth on the balance sheet filed with its Form 10-QSB for the quarter ended December 31, 2006. We will include a more detailed discussion of this information in our forthcoming 10-KSB for the period ending June 30, 2007.

Note 4, Related Party Transactions, page 57

16.	Please expand your disclosure to explain how you account for the assignment of overrides to employees at no cost.

     Aspen only assigns overriding royalty interests to employees pursuant to its Amended Royalty and Working Interest Plan which is discussed in the financial statement notes on page 57 and under Item 12 (Certain Relationships and Related Party Transactions) on page 38. All assignments are made before Aspen knows whether there will be any drilling or production from the leases, or (therefore) any corresponding value to the various wells. As a result, the value of the assigned interests is determined to be zero for tax and financial accounting purposes, and Aspen does not record compensation expense.

     If Aspen were to determine that the leases from which assignments are made had a value and Aspen were still to make the assignment, value would be assigned and a compensation expense would be recorded. In the history of Aspen’s Amended Royalty and Working Interest Plan, Aspen has never made an assignment of an overriding royalty interest from a lease that had ascertainable value.

17.

Please explain what you mean by your disclosure that your “drilling activities are classified as exploratory and as such the assignment of overriding royalty interests or working interests is not considered to have significant value.”

Securities and Exchange Commission
April 27, 2007

     Aspen acquires leases that are exploratory in nature. An exploratory well can only be drilled in an exploratory lease, or in a location sufficiently distant from a producing lease that the well is not considered to be a development well.2 As discussed in Rev. Rul. 77-176 and related commentary, an assignment of exploratory acreage has no value for tax purposes, and a similar analysis applies for financial accounting purposes. Although Aspen believes that the current disclosure is accurate and complete, Aspen proposes to change that disclosure in the next Form 10-KSB to more clearly state the situation as follows:

“Since the Company only assigns interests under the Amended Royalty and Working Interest Plan from properties that are unproven or exploratory, those interests are deemed to have no value and consequently Aspen recognizes no compensation expense and the employees recognize no income from the assignment. If drilling on such property occurs in the future and results in a well capable of production, the employees holding royalty interests will recognize income as royalty income is received.”

Note 6, Oil and Gas Activities, page 58

Capitalized Costs, page 58

18.

Please support your conclusion, in detail, that certain undeveloped properties’ fair value was immaterial at the date of acquisition and no value was assigned to those properties. We may have further comment.

     Please see the discussion in response to Questions 10 and 11, above. At the time of acquisition, none of this undeveloped acreage acquired in connection with proved developed acreage was considered material, and as such, were not separately assigned values. The total value of all properties is capitalized as part of the full cost pool. All properties are reviewed for potential impairment on an annual basis, in addition to the quarterly “ceiling test” performed to assess impairment of the full cost pool.

Acquisition, Exploration, and Development, page 59

19.

Please revise your presentation to report each category of cost with the related asset retirement costs included in each subtotal. Refer to our February 2004 industry letter at: http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

     Please see the discussion in response to Questions 10, 11, and 14. Because all but a relatively insignificant amount of the costs are considered exploratory, and the amount of the ARO associated with acquisitions is immaterial, we believe the disclosure is not material at June 30, 2006. We will separately disclose all the ARO associated with each category in our forthcoming 10-KSB for the period ending June 30, 2007.

____________________

2 Williams and Meyers, Manual of Oil and Gas Terms (Matthew Bender, 5th Ed. 1981) defines the term “Exploratory Well” as follows: “A well drilled in unproven or semi-proven territory for the purpose of ascertaining the presence underground of a commercial petroleum deposit. To be contrasted with the term Development Well (q.v.) which refers to a well drilled with the expectation of producing from a known productive formation.”

Securities and Exchange Commission
April 27, 2007

Unaudited Oil and Gas Reserve Quantities, page 59

20.	Please expand your disclosure to clarify what you mean by “under existing economic and operating conditions.”

     This language is derived directly from the definition of “Proved Oil and Gas Reserves” found in Regulation S-X Rule 4-10(a)(2) [emphasis supplied]:

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

     In our forthcoming 10-KSB for the year ending June 30, 2007, we will include the additional verbiage to clarify that existing economic and operating conditions refers to prices and costs as of the date the estimate is made.

Note 8, Gain on Sale of Investment, page 63

21.

Please clarify whether or not your accounting for your investments was in compliance with SFAS 115 at the time you initially recorded the investments up until the time of sale. Your reference to the impact of the provisions of SFAS 115 is unclear. We may have further comment.

     First, it is important to note that this discussion relates to the shares of UR Energy, Inc., common stock that Aspen acquired in October 2004 and April 2005. Because Aspen was unable to ascertain a value of these shares, and because it had no basis in the property exchanged for these shares, Aspen carried these shares on its books at no cost through the quarter ended March 31, 2006.

     By its terms, SFAS 115 does not apply to securities without a readily determinable fair market value. As stated in Note 8, Aspen does not believe the shares exchanged in the various transactions did not have readily determinable fair market values as defined by SFAS 115 until after March 31, 2006.

     Until it commenced a public offering in November 2005, there was absolutely no market for shares of UR Energy stock (URE.TO). Commencing in January 2006, a market started to develop on the Toronto Stock Exchange, but the market at that time was characterized by low volume and fluctuating prices. It was only commencing in April 2006 that Aspen believed that the market was sufficiently well established to determine a fair market value for the UR Energy shares as defined by SFAS 115.

Securities and Exchange Commission
April 27, 2007

     Consequently, Aspen believes that no true value could have been assigned to its ownership of UR Energy common stock until the fourth quarter of the fiscal year ended June 30, 2006. Prior to then, the value was immaterial to Aspen.

Note 9, Contractual Obligations, page 64

22.

We note your disclosure on page 20 of future commitments. Please clarify whether or not you are contractually obligated to proceed with these plans and explain the impact on your financial condition and results of operations if you do not satisfy those future commitments.

     The future commitments disclosed on page 20 are wells that Aspen proposes to drill during the period from July 2006 through June 2007. Aspen is not under any contractual or other obligation to participate in those wells until it actually elects to do so. Thus, although the drilling of those wells is in Aspen’s budget and forecasts, they do not amount to contractual obligations of the type that must be disclosed on pages 20 and 64.

Requested Representations

     As requested in your letter, Aspen hereby acknowledges as follows:

1.	Aspen is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Aspen may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing information completely responds to your comments. Please contact us if you have questions or require additional information.

Very truly yours,

/s/    Robert Cohan

Robert Cohan
Chief
Executive Officer

>Cc:    Jill Davis, Branch Chief

EXHIBIT A
To the Letter of Aspen Exploration Corporation to the Securities and Exchange Commission
Dated April 27, 2007

Accounts Receivable at December 31, 2006

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
Calpine	279,986.08	0.00	0.00	0.00	936,656.46	1,216,642.54
Enserco	1,595,307.82	0.00	0.00	0.00	0.00	1,595,307.82
Venoco	0.00	5,730.98	0.00	0.00	0.00	5,730.98
Vintage	0.00	11,122.78	0.00	0.00	0.00	11,122.78
ABA Energy	185,152.54	84,422.14	0.00	0.00	0.00	269,574.68
Armstrong	0.00	17,255.20	0.00	0.00	0.00	17,255.20
DE&O	0.00	223.48	0.00	0.00	0.00	223.48
Royale	0.00	0.00	0.00	0.00	0.00	0.00
Onesta	0.00	0.00	0.00	0.00	0.00	0.00
Slawson	0.00	194.00	0.00	0.00	0.00	194.00
PMT	0.00	0.00	0.00	0.00	0.00	0.00
1093 R.V. BAILEY	4,057.33	3,337.79	0.00	0.00	0.00	7,395.12
1095 R.V. & MIEKO BAILEY	165.33	136.49	0.00	0.00	0.00	301.82
1098 ROBERT A. COHAN	4,119.32	3,377.19	0.00	0.00	0.00	7,496.51
1202 RAY K. DAVIS	7,459.74	4,614.33	0.00	0.00	0.00	12,074.07
1454 JUDITH L. SHELTON	374.72	325.88	0.00	0.00	0.00	700.60
1503 CDL-CAL LLC	1,891.43	0.00	0.00	0.00	0.00	1,891.43
1504 GREY WOLF EXPLORATION	25,323.75	0.00	0.00	0.00	0.00	25,323.75
1505 ELI & ELAINE COHAN	1,719.33	0.00	0.00	0.00	0.00	1,719.33
1507 HOYT ENERGY LLC	7,526.37	0.00	0.00	0.00	0.00	7,526.37
1510 DAVID L. UZZELL & BETTY UZZELL	3,943.48	0.00	0.00	0.00	0.00	3,943.48
1551 ROBERT & LORRAINE MATHIASEN	78.13	0.00	0.00	0.00	0.00	78.13

Aspen Exploration Corporation
Accounts Receivable at December 31, 2006

1689 CHRISTINE E. MAHONEY	17.64	0.00	0.00	0.00	0.00	17.64
1690 MARTIN J EMIGH	17.64	0.00	0.00	0.00	0.00	17.64
1691 EMIGH FAMILY TRUST	13.93	0.00	0.00	0.00	0.00	13.93
1692 CLIFFORD DE TAR	3.48	0.00	0.00	0.00	0.00	3.48
1693 JANET McNEILL	3.48	0.00	0.00	0.00	0.00	3.48
1694 KAY GIBSON	3.48	0.00	0.00	0.00	0.00	3.48
1695 LYNNE DAVIES	3.48	0.00	0.00	0.00	0.00	3.48
1707 RICHARD W. BOYD	60.54	0.00	0.00	0.00	0.00	60.54
1736 MOOSEHEART CHILD & CITY SCHOOL	8.01	0.00	0.00	0.00	0.00	8.01
1748 ASTA CONSTRUCTION COMPANY	106.33	-132.50	0.00	0.00	0.00	-26.17
1749 FIVE SISTERS, INC	1,056.63	-1,669.67	0.00	0.00	0.00	-613.04
1759 AMARAL FAMILY TRUST	1,258.68	-1,851.12	0.00	0.00	0.00	-592.44
1760 NORMAN & WENDE WALTER	20,002.89	0.00	0.00	0.00	0.00	20,002.89
1761 LUANNE WOLFF, TRUSTEE	1,235.89	0.00	0.00	0.00	0.00	1,235.89
1767 GT RESOURCES CORPORATION	3,000.11	0.00	0.00	0.00	0.00	3,000.11
1768 HEXADYNE ENERGY CORPORATION	698.90	0.00	0.00	0.00	0.00	698.90
1803 DOUGLAS P. IMPERATO	4,912.89	4,039.39	0.00	0.00	0.00	8,952.28
1805 PAMELA K. UZZELL	1,584.13	0.00	0.00	0.00	0.00	1,584.13
1806 GREGORY W. UZZELL	1,430.63	38.66	145.65	0.00	0.00	1,614.94
1807 LYNN LOTT	1.54	0.00	0.00	0.00	0.00	1.54
1823 GREG WALDRON	133.48	0.00	0.00	0.00	0.00	133.48
1875 R.W.&M.C. VINCENT TTEES, 1984	3,175.04	0.00	0.00	0.00	0.00	3,175.04
1885 D BRADLEY HANNINK	4,596.34	0.00	0.00	0.00	0.00	4,596.34
2004 GOLD COAST RESOURCES, INC	16,324.58	0.00	0.00	0.00	0.00	16,324.58
2005 GEO INVESTMENT, INC	11,241.61	4,567.55	0.00	0.00	0.00	15,809.16
2006 HANAKO BAILEY	1,307.68	0.00	0.00	0.00	0.00	1,307.68
2007 STREAM RESOURCES, LTD PTRS	108.28	0.00	0.00	0.00	0.00	108.28
2008 CRAGGS FAMILY TRUST	34.72	0.00	0.00	0.00	0.00	34.72
2009 MARCUS S. EASTBY TRUST	113.44	0.00	0.00	0.00	0.00	113.44
2011 WILLIAM A. JUDY	5.16	0.00	0.00	0.00	0.00	5.16
2012 DONALD ASKELAND	4.04	0.00	0.00	0.00	0.00	4.04
2014 MARIAN PETERSON	4.04	0.00	0.00	0.00	0.00	4.04

Aspen Exploration Corporation
Accounts Receivable at December 31, 2006

2015 DORIS H. PAUTSCH	3.44	0.00	0.00	.00	0.00	3.44
2016 BARBARA SEWALD	2.02	0.00	0.00	0.00	0.00	2.02
2017 DENNIS SEWALD	2.02	0.00	0.00	0.00	0.00	2.02
2019 LARRY LOWE &	74.91	0.00	0.00	0.00	0.00	74.91
2020 DOROTHY BORGQUIST	37.46	0.00	0.00	0.00	0.00	37.46
2021 LAVERN E. BORGQUIST TRUST	37.46	0.00	0.00	0.00	0.00	37.46
2022 IRENE W. GRIFFITH	0.00	0.00	0.00	27.83	0.00	27.83
2023 CAROL HUNT	27.99	0.00	0.00	0.00	0.00	27.99
2025 BETTY RUSTON TRUST	18.25	0.00	0.00	0.00	0.00	18.25
2026 MIGNON WYTHE	13.33	0.00	0.00	0.00	0.00	13.33
2027 STETSON LAND & CATTLE	5.93	0.00	0.00	0.00	0.00	5.93
2028 LOIS E. WATTS	4.44	0.00	0.00	0.00	0.00	4.44
2053 ROMARA ENERGY, INC	8.94	3.00	0.00	0.00	0.00	11.94
2094 IRENE M. JONES	0.00	0.00	0.00	0.00	6.17	6.17
2095 SIMMS SURVIVORS,D.BRENNER, TTE	40.91	0.00	0.00	0.00	0.00	40.91
2099 TOWNE EXPLORATION COMPANY	24,331.38	19,446.93	0.00	0.00	0.00	43,778.31
2110 NORTHWEST PETROLEUM INC	0.00	0.00	-153.23	0.00	0.00	-153.23
2140 CANYON OIL & GAS , LLC	1,288.15	0.00	3.34	74.43	1,708.69	3,074.61
2157 ABA ENERGY CORPORATION	6,341.55	4,526.93	-334.65	0.00	0.00	10,533.83
2158 KELLY & CYNTHIA COGBILL	86.71	0.00	0.00	0.00	0.00	86.71
2159 MICHAEL T. O'HANLON	0.00	0.00	-76.61	0.00	0.00	-76.61
2160 SOHRAB ESFANDIARI	0.00	0.00	-45.97	0.00	0.00	-45.97
2161 MARY OLMSTEAD	0.00	0.00	-15.32	0.00	0.00	-15.32
2181 CAPITOL OIL CORPORATION	0.00	0.00	-122.58	0.00	0.00	-122.58
2192 JONES FAMILY TRUST 01/09/92	40.91	0.00	0.00	0.00	0.00	40.91
2195 BERTHA A. JOHNIDES	0.00	0.00	0.00	0.00	202.58	202.58
2216 OUTPUT EXPLORATION LLC	6,610.56	7,634.65	7,169.73	2,267.95	0.00	23,682.89
2230 QUESTAR EXPLORATION & PRODUCT	61.63	0.00	0.00	0.00	0.00	61.63
2232 BROTHERS OIL & GAS	12.32	0.00	0.00	0.00	0.00	12.32
2233 SUNSET EXPLORATION INC	9.87	0.00	-4.12	0.00	0.00	5.75
2257 DONALD R. DALEY	19.31	0.00	0.00	0.00	0.00	19.31
2289 ESTABAN & CELIA LEAL	45.82	0.00	0.00	0.00	0.00	45.82

Aspen Exploration Corporation
Accounts Receivable at December 31, 2006

2293 MARY AILEEN PORTER	223.62	0.00	0.00	0.00	0.00	223.62
2299 JONATHAN PAUL PATTERSON	18.01	0.00	0.00	0.00	0.00	18.01
2311 CHARLOTTE HARKNESS	18.01	0.00	0.00	0.00	0.00	18.01
2313 DONNA AILEEN KLOBAS	111.81	0.00	0.00	0.00	0.00	111.81
2337 VIRGINIA PATTERSON MAEDA	108.05	0.00	0.00	0.00	0.00	108.05
2338 JUDITH BABB	18.01	0.00	0.00	0.00	0.00	18.01
2339 JANET ELIZABETH MCCANTS	18.01	0.00	0.00	0.00	0.00	18.01
2341 LINDA RUTH DIETZ	18.01	0.00	0.00	0.00	0.00	18.01
2353 MARK ALEXANDER	86.71	0.00	0.00	0.00	0.00	86.71
2354 GREG AMARAL	125.70	0.00	0.00	0.00	0.00	125.70
2355 MARC BRENNEN	108.35	0.00	0.00	0.00	0.00	108.35
2369 WILLIAM G. RIDGE	45.82	0.00	0.00	0.00	0.00	45.82
2370 JAMES ROBERT PATTERSON	18.01	0.00	0.00	0.00	0.00	18.01
2372 CHEETAH GAS COMPANY LTD	1,400.17	1,053.76	0.00	0.00	0.00	2,453.93
2393 SLAWSON EXPLORATION COMPANY	697.35	814.54	786.10	7,509.81	1,146.40	-4,065.42
2395 SANCIONI FAMILY TRUST 9/7/1983	296.30	0.00	0.00	0.00	0.00	296.30
2413 ELNA H STEVENSON TTEE	31.44	0.00	0.00	0.00	0.00	31.44
2414 HG ARMSTRONG TRT, EH	31.44	0.00	0.00	0.00	0.00	31.44
2425 SAC VALLEY COMPRESSION	1,671.75	0.00	0.00	0.00	0.00	1,671.75
2457 RONALD I ASKELAND	2.02	0.00	0.00	0.00	0.00	2.02
2458 CHARLENE J. DOIG	2.02	0.00	0.00	0.00	0.00	2.02
2459 MICHAEL KUPPENBENDER	33.02	0.00	0.00	0.00	0.00	33.02
2460 ROY KUPPENBENDER	33.02	0.00	0.00	0.00	0.00	33.02
2461 JAMES KUPPENBENDER	33.02	0.00	0.00	0.00	0.00	33.02
2462 CAROL K. BREHM	33.02	0.00	0.00	0.00	0.00	33.02
2468 ROYALE ENERGY, INC	531.30	0.00	0.00	0.00	0.00	531.30
2493 LLOYD DURST	141.50	0.00	0.00	0.00	0.00	141.50
2495 CAROLINE PORTER LOEWEN	111.81	0.00	0.00	0.00	0.00	111.81
2503 CHARLES M. BETTERS	32.79	0.00	0.00	0.00	0.00	32.79
2504 RICHARD L. PITNER	32.79	0.00	0.00	0.00	0.00	32.79
2525 PAT ROSS	15.72	0.00	0.00	0.00	0.00	15.72
2533 GREG AMARAL LTD PENSION PLAN	3,916.15	0.00	0.00	0.00	0.00	3916.15

Aspen Exploration Corporation
Accounts Receivable at December 31, 2006

2537 MARIE A. SMERJAC	2,106.10	0.00	0.00	0.00	0.00	2,106.10
2548 ROSETTA RESOURCES INC	159.06	0.00	0.00	0.00	0.00	159.06
2549 CALIFORNIA HYDROCARBONS CORP	53.00	0.00	0.00	0.00	0.00	53.00
2556 PANGEA EXPLORATION LLC	222.03	0.00	0.00	0.00	0.00	222.03
2568 JOHN & ERIN BRENNAN	784.90	0.00	0.00	0.00	0.00	784.90
2573 TEICHERT LAND COMPANY	0.00	403.98	0.00	0.00	273.81	677.79
2740 MARIE Z. ARBUCKLE TRUST	313.60	0.00	0.00	0.00	0.00	313.60
2744 ULRIKE BEARDSLEY	62.72	0.00	0.00	0.00	0.00	62.72
2745 DONALD DINSMORE	54.88	0.00	0.00	0.00	0.00	54.88
2746 ROB GALLAWAY	137.50	0.00	0.00	0.00	0.00	137.50
2747 RONALD LEINEKE	125.42	0.00	0.00	0.00	0.00	125.42
2748 JOHN WHEATON	54.88	0.00	0.00	0.00	0.00	54.88
2749 WRIGHT 2005 FMLY TRUST 11/8/05	439.00	0.00	0.00	0.00	0.00	439.00
2753 RUSSELL BERTHOLF	1,386.77	0.00	0.00	0.00	0.00	1,386.77
2754 JAMES COLCLASURE	138.69	0.00	0.00	0.00	0.00	138.69
2755 ALAN GALLAWAY	27.74	0.00	0.00	0.00	0.00	27.74
2756 WARREN TONG REVOCABLE TRUST	13.88	0.00	0.00	0.00	0.00	13.88
2757 J.W. STONE	13.88	0.00	0.00	0.00	0.00	13.88
2759 ISABEL NUTT	0.00	166.46	0.00	0.00	0.00	166.46
2774 THE TERMO COMPANY	8,241.35	1,230.58	828.04	0.00	0.00	10,299.97
2776 VENADA NATIONAL	579.55	0.00	0.00	0.00	0.00	579.55
2788 HARVEST WORLDWIDE, LLC	5,769.34	0.00	0.00	0.00	0.00	5,769.34
2789 DANA J. CHRISTENSEN	463.64	0.00	0.00	0.00	0.00	463.64
2790 PACSEIS, INC	1,036.61	0.00	0.00	0.00	0.00	1,036.61
2816 TERESA HAMNER	40.45	0.00	0.00	0.00	0.00	40.45
2835 CHICKOHOMINY LANDS, INC	0.00	0.00	1,124.44	0.00	0.00	1,124.44
2838 JMC EXPLORATION INC	94.44	0.00	2,239.62	0.00	-4,671.59	-6,816.77
2847 RUTH J. SPARKS	232.94	0.00	0.00	0.00	0.00	232.94
2848 CIMAREX ENERGY CO. #774031	2,702.85	0.00	0.00	-448.53	0.00	2,254.32
2930 LU LU ENTEPRISES	2,935.41	-833.10	0.00	0.00	0.00	2,102.31
2932 BESSIE H. GRIFFIN TESTAMENTARY	0.00	0.00	10.66	0.00	1,252.81	1,263.47
2933 GRIFFIN FAMILY EXEMPT MARTIAL	0.00	0.00	10.68	0.00	1,252.81	1,263.49

Aspen Exploration Corporation
Accounts Receivable at December 31, 2006

2954 BAILEY CONCEPTS CORPORATION	2,371.62	1,938.51	0.00	0.00	0.00	4,310.13
2964 GEO INVESTMENT, INC.(OP)	25,201.75	20,958.40	0.00	0.00	0.00	46,160.15
2969 8 DAZE INC	625.09	0.00	0.00	0.00	0.00	625.09
3011 C. WYATT UNGER QUALIFIED TRUST	0.00	0.00	57.66	0.00	0.00	57.66
3012 UNGER FAMILY REVOCABLE TRUST	0.00	0.00	57.66	0.00	0.00	57.66
3013 JACK & HELEN WYATT TRUST	0.00	0.00	72.08	0.00	0.00	72.08
3014 KRISTEN L. FRANZ	0.00	0.00	24.02	0.00	0.00	24.02
3015 DEBRA FLETTER	0.00	0.00	24.02	0.00	0.00	24.02
3016 JAMES E. FLETTER	0.00	0.00	24.06	0.00	0.00	24.06
3030 RICHLAND MINERALS	22.47	0.00	0.00	0.00	0.00	22.47
3050 BURTON HANCOCK	0.00	0.00	0.00	0.00	0.00	0.00
3051 STEVEN M. KURZET	3.21	15.34	0.00	0.00	0.00	18.55
3062 MOONGATE, LLC	0.00	0.00	5,053.52	0.00	0.00	5,053.52
3064 DUFFY OIL & GAS LLC	0.00	0.00	518.30	0.00	0.00	518.30
3065 KATIE BELL, INC	0.00	0.00	388.73	0.00	0.00	388.73
3066 COMMODITY PARTNERS EXPLORATION	0.00	0.00	777.46	0.00	0.00	777.46
3067 J & CL MANAGEMENT LLC	0.00	0.00	215.97	0.00	0.00	215.97
3069 NORTH ARM RESOURCE, INC	0.00	0.00	2,246.00	0.00	0.00	2,246.00
3070 HBF RESOURCES CORPORATION	0.00	0.00	1,209.38	0.00	0.00	1,209.38
3071 REALE INVESTMENTS, INC	0.00	0.00	172.76	0.00	0.00	172.76
3072 INVERNESS EXPLORATION	0.00	0.00	172.86	0.00	0.00	172.86
3073 SHORTHORN OIL & GAS LLC	0.00	0.00	345.56	0.00	0.00	345.56
3076 NITA CONNELLY	2.37	0.00	0.00	0.00	0.00	2.37
3077 ARMSTRONG PETROLEUM	0.00	2.08	6.50	0.00	0.00	8.58
3079 ROBERT G. DALTON	0.00	0.00	0.64	0.00	0.00	0.64
3080 JOANN PARKER	0.00	0.00	0.64	0.00	0.00	0.64
3081 MARY Z. HERMAN	0.00	0.00	0.64	0.00	0.00	0.64
3082 DARRELL J. DALTON	0.00	0.00	0.64	0.00	0.00	0.64
3083 NEAL RANDOLPH	0.00	0.00	0.84	0.00	0.00	0.84
3084 SUSAN BRAUNER	0.00	0.00	0.14	0.00	0.00	0.14
3085 GLORIA MILLER	0.00	0.00	1.26	0.00	0.00	1.26
3086 GAYLENE JEWEL DUMOUCHEL	0.00	0.00	1.26	0.00	0.00	1.26

Aspen Exploration Corporation
Accounts Receivable at December 31, 2006

3087 JAMES A. WALKER, JR	0.00	0.00	2.52	0.00	0.00	2.52
3088 DARREN J. WALKER & RENEE L. RAY	0.00	0.00	5.04	0.00	0.00	5.04
3089 DONNA CASTALDO	0.00	0.00	0.75	0.00	0.00	0.75
3090 CHERILL FRYK	0.00	0.00	0.75	0.00	0.00	0.75
3091 GEORGE ANN BRADY	0.00	0.00	0.51	0.00	0.00	0.51
3092 RENEE S. SPENCER	0.00	0.00	0.51	0.00	0.00	0.51
3093 DENNIS B. CARRERE	0.00	0.00	0.51	0.00	0.00	0.51
3094 KATHERINE L. LOCKE	0.00	0.00	0.75	0.00	0.00	0.75
3095 CINDY NUGENT	0.00	0.00	0.75	0.00	0.00	0.75
3096 CAROL HALL HAYDEN	0.00	0.00	1.52	0.00	0.00	1.52
3097 CHRIS J. QUINN, TTEE	0.00	0.00	0.38	0.00	0.00	0.38
3098 MARY ANN QUINN, TTEE	0.00	0.00	0.38	0.00	0.00	0.38
3099 JUDY A. MCCALL	0.00	0.00	0.75	0.00	0.00	0.75
3100 JOHN A. RADEMAKER	0.00	0.00	0.51	0.00	0.00	0.51
3101 LINDA N. BINNS	0.00	0.00	0.51	0.00	0.00	0.51
3102 BRETT RADEMAKER	0.00	0.00	0.25	0.00	0.00	0.25
3103 RYAN RADEMAKER	0.00	0.00	0.25	0.00	0.00	0.25
3104 HOWARD P. REID	0.00	0.00	0.75	0.00	0.00	0.75
3105 RUSSEL G. REID	0.00	0.00	0.75	0.00	0.00	0.75
3106 CECIL R. CANE	0.00	0.00	0.75	0.00	0.00	0.75
3107 AUDREY S. RADEMAKER	0.00	0.00	0.31	0.00	0.00	0.31
3108 JOSEPH H. RADEMAKER JR	0.00	0.00	0.31	0.00	0.00	0.31
3109 MICHAEL S. RADEMAKER	0.00	0.00	0.31	0.00	0.00	0.31
3110 JOANNE BERG	0.00	0.00	0.31	0.00	0.00	0.31
3111 DAVID RADEMAKER	0.00	0.00	0.31	0.00	0.00	0.31
3112 KATHY M. SIMMONS	0.00	0.00	0.75	0.00	0.00	0.75
3113 ANGELINA TORRES RADEMAKER	0.00	0.00	0.75	0.00	0.00	0.75
3114 DEL J. JOHNSON &	0.00	0.00	1.60	0.00	0.00	1.60
3115 JOHN O. HAYDEN &	0.00	0.00	1.48	0.00	0.00	1.48
3116 RICHARD J. LINDHOLTZ &	0.00	0.00	1.71	0.00	0.00	1.71
3117 LAURENCE WARREN & JOHN WARREN	0.00	0.00	1.71	0.00	0.00	1.71
3118 WELLS FARGO BANK, TTE	0.00	0.00	8.07	0.00	0.00	8.07

Aspen Exploration Corporation
Accounts Receivable at December 31, 2006

3119 DON J. BRYANT &	0.00	0.00	0.86	0.00	0.00	0.86
3120 BETTY J. MASTERS	0.00	0.00	1.15	0.00	0.00	1.15
3121 CHESTER MELVIN MASTERS	0.00	0.00	1.15	0.00	0.00	1.15
3122 SPENCER ROBERT MASTERS	0.00	0.00	1.15	0.00	0.00	1.15
3123 ELENE S. FORRESTER	0.00	0.00	0.20	0.00	0.00	0.20
3124 LARRY D. CHURCH, TTEE	0.00	0.00	4.84	0.00	0.00	4.84
3125 WILLIAM E. FORRESTER	0.00	0.00	0.20	0.00	0.00	0.20
3126 DAVID J. FORRESTER	0.00	0.00	0.20	0.00	0.00	0.20
3127 EILEEN FORRESTER	0.00	0.00	0.20	0.00	0.00	0.20
3128 ROBERT SCOTT FORRESTER	0.00	0.00	0.20	0.00	0.00	0.20
3129 KERRY E. FORRESTER	0.00	0.00	0.20	0.00	0.00	0.20
3130 RONALD MCGUIRE	0.00	0.00	0.20	0.00	0.00	0.20
3131 V. JEANNE BOWERS	0.00	0.00	0.20	0.00	0.00	0.20
3132 STANLEY G. MCGUIRE	0.00	0.00	0.20	0.00	0.00	0.20
3133 BARBARA VIOLA GRENIER	0.00	0.00	0.24	0.00	0.00	0.24
3134 KAREN JEAN DIXON, SUCC	0.00	0.00	0.24	0.00	0.00	0.24
3135 BEVERLY JOAN PUTNAM,	0.00	0.00	0.24	0.00	0.00	0.24
3136 DEBRA ANN KREIDER, SUCC	0.00	0.00	0.24	0.00	0.00	0.24
3137 BETTY LOUISE PUTNAM	0.00	0.00	0.96	0.00	0.00	0.96
3138 VIOLA MAE HUTCHINGS	0.00	0.00	0.96	0.00	0.00	0.96
3139 LINDA E. STREET, TTEE	0.00	0.00	13.78	0.00	0.00	13.78
3140 YVONNE WOULLARD MORRIS	31.93	60.16	1.85	0.00	0.00	93.94
3142 JOHN MARSHALL ROBINSON	19.55	0.00	0.00	0.00	0.00	19.55
3143 WILLIAM RAYMOND ROBINSON	19.55	0.00	0.00	0.00	0.00	19.55
3144 PATRICK LEE PHELPS, ETUX	4.99	0.00	0.00	0.00	0.00	4.99
3152 DONALD VAN SANT &	4.89	0.00	0.00	0.00	0.00	4.89

	2,060,446.44	118,948.58	0.00	0.00	936,656.46	3,116,051.48